Exhibit 99.2

IMPORTANT NOTICE – DISCLAIMER

Not for release or distribution or publication in whole or in part, directly or indirectly, in or into, Australia, Canada, Japan or the Republic of South Africa. These materials do not contain or constitute an offer for sale or the solicitation of an offer to purchase securities in the United States, Australia, Canada, Japan or the Republic of South Africa.

The securities mentioned herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to U.S. persons absent such registration, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. No offering of securities was made in the United States or to U.S. persons.

THE BOARD OF DIRECTORS OF

“STAR BULK CARRIERS CORP.” (the “Company”)

EXPRESSES ITS GRATITUDE

to the investors for their response expressed to the recent public offering in Greece of new, common, registered, voting shares (the “New Shares”) of the Company for the parallel listing of all common shares issued and outstanding by the Company, including the New Shares (the “Common Shares”), on the Main Market of the Regulated Securities Market of Euronext Athens (the “Admission”).

In addition, we also extend our gratitude for their services to,

the Lead Advisor

the Co- Advisor

the Joint coordinators and the Bookrunners

the Lead Underwriters

and the Underwriters

Not for release or distribution or publication in whole or in part, directly or indirectly, in or into Australia, Canada, Japan or the Republic of South Africa.

the Law Firm “POTAMITISVEKRIS” and the auditing firm “Deloitte Certified Public Accountants S.A.”, which acted on behalf of the Joint Coordinators and Bookrunners, the Lead Advisor and Co-Advisor.

The total proceeds for the Company, prior to the deduction of public offering and listing expenses, amount to €107.8 mil. ($124.41mil.) (an amount of approximately €105.4 mil. ($121.61 mil.) raised through the Public Offering in Greece and an amount of approximately €2.5 mil. ($2.81 mil.) through the Parallel Offering to a limited group of persons in accordance with the Decision No. 4/379/18.04.2006 of the Board of Directors of the Hellenic Capital Market Commission).

After deducting the estimated offering and listing expenses borne by the Company, amounting to €7.4 mil. ($8.5 mil.), the total net proceeds amount to €100.4 mil. ($115.91 mil.). These funds will be allocated by the Company, in accordance with section 3 «REASONS FOR THE OFFER, USE OF PROCEEDS AND EXPENSES OF THE ISSUE/OFFER of the Prospectus dated 04.09.2026, as follows: (a) an amount of €57.02 mil. ($65.8 mil.) will be used to finance the remaining of the €94.92 million ($109.5 mil.) investment plan relating to the three vessels currently under construction and (b) the remaining amount, up to €43.4 million ($50.11mil.) will be used to finance new investments relating to the acquisition of newbuild and/or second-hand vessels by the Issuer’s subsidiaries. The use of the net proceeds referred to under (a) above is expected to be completed within 2026, while the use of the net proceeds referred to under (b) above is expected to be completed within twenty-four (24) months from the commencement of trading of the Common Shares on Euronext Athens. Pending final consummation of the net proceeds, as set forth above, the Company may elect to use proceeds, in accordance with applicable law, to engage in customary treasury, and cash management operations in the ordinary course of business or make temporary investments in cash equivalents, time deposits, commercial paper, government securities or other highly rated instruments.

Information to the investors about the use of the net proceeds raised will be made available through the websites of Euronext Athens and the Company.

The Company further informs that Euronext Athens on 15.09.2026, approved the listing to trading of all the Company’s Common Shares on the Main Market of the Regulated Securities Market of Euronext Athens. The Company’s Common Shares are held in dematerialized form and will be registered in the Share and the Securities Account in the Dematerialised Securities System, as provided by each beneficiary in the context of its participation in the Public Offering and the Parallel Offering to a limited group of persons. The registration of the Common Shares in the Securities Accounts of the beneficiaries in the Dematerialized Securities System of Euronext Securities Athens has been completed on Tuesday, 15.09.2026.

1 This figure has been converted into USD based on the EUR/USD exchange rate (€1 = 1.1539 USD) as of 15.09.2026 (Source: European Central Bank at Greek market close).

2 This figure has been converted into EUR based on the EUR/USD exchange rate (€1 = 1.1539 USD) as of 15.09.2026 (Source: European Central Bank at Greek market close).

Not for release or distribution or publication in whole or in part, directly or indirectly, in or into Australia, Canada, Japan or the Republic of South Africa.

ON WEDNESDAY, 16 SEPTEMBER 2026 COMMENCES THE TRADING OF THE TOTAL OF 116,071,386 COMMON SHARES OF THE COMPANY TO THE MAIN MARKET OF THE REGULATED SECURITIES MARKET OF EURONEXT ATHENS

The ticker symbol of the Common Shares on Euronext Athens is “SBLK”. The opening price on Euronext Athens will be equal to the closing price of the Common Shares on Nasdaq Global Select Market on 15.09.2026, converted from USD into EUR based on EUR/USD reference exchange rate published by the European Central Bank on 15.09.2026. An announcement regarding the opening price of the Common Shares on Euronext Athens will be published on Euronext Athens’ website and Company’s website on Wednesday 16 September 2026 prior to the opening of Euronext Athens.

The New Shares have not been, and will not be, registered under the U.S. federal securities laws or the securities laws of any other jurisdiction, and the New Shares may not be offered or sold in the United States or to U.S. persons unless an exemption from the registration requirements of the Securities Act is available. The New Shares were offered and sold to non-U.S. persons outside the United States in offshore transactions in reliance on Regulation S under the Securities Act.

Athens, Tuesday 15 September 2026

STAR BULK CARRIERS CORP

Important Notice – Disclaimer

This announcement includes “forward-looking statements,” with respect to our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “would,” “will,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described depend on many factors, some or all of which are not predictable or within our control. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, market conditions, disruptions to the mechanics required to operate cross-border trading, disruptions to trading on Euronext Athens, and other technical impediments to the commencement of trading. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.